Cybin to Participate in PSYCH Symposium London 2023

- Cybin’s Chief Medical Officer Amir Inamdar to participate in a fireside chat on July 6, 2023 -

TORONTO, CANADA – June 30, 2023 – Cybin Inc. (NEO:CYBN) (NYSE American:CYBN) (“Cybin” or the “Company”), a clinical-stage biopharmaceutical company committed to revolutionizing mental healthcare by developing new and innovative psychedelic-based treatment options, is pleased to announce that Amir Inamdar, MBBS, DNB (Psych), MFPM, Cybin’s Chief Medical Officer, will be participating in the upcoming PSYCH Symposium 2023 taking place Thursday, July 6, 2023 at the British Museum in London, UK.

Dr. Inamdar will speak in a fireside chat titled “Challenges in Psychedelic Drug Development” at 10:20 a.m. GMT on Thursday, July 6, 2023.

“I look forward to speaking at the PSYCH Symposium, where we will discuss some of the key issues facing investigators and drug developers in the conduct of research with psychedelics,” said Amir Inamdar, Cybin’s Chief Medical Officer. “As we continue to navigate these important conversations, we are encouraged by the recent FDA draft guidelines for psychedelic drug development, which are a step in the right direction in bringing these medicines to people who need them the most.”

For additional information on the event, please visit PSYCH Symposium’s website.

About the PSYCH Symposium

PSYCH Symposium 2023, hosted by PSYCH, the industry’s premium business-business media platform, is Europe’s flagship event for psychedelic healthcare. The conference will bring together leading figures from policy, science and business, illuminating the societal and investment opportunities created by psychedelic science and will look at global and European policy developments, funding challenges and patient access to explore the intersection of healthcare, policy and psychedelics.

About Cybin

Cybin is a clinical-stage biopharmaceutical company on a mission to create safe and effective psychedelic-based therapeutics to address the large unmet need for new and innovative treatment options for people who suffer from mental health conditions.

Cybin’s goal of revolutionizing mental healthcare is supported by a network of world-class partners and internationally recognized scientists aimed at progressing proprietary drug discovery platforms, innovative drug delivery systems, and novel formulation approaches and treatment regimens. The Company is currently developing CYB003, a proprietary deuterated psilocybin analog for the treatment of major depressive disorder and CYB004, a proprietary deuterated DMT molecule for generalized anxiety disorder and has a research pipeline of investigational psychedelic-based compounds.

Headquartered in Canada and founded in 2019, Cybin is operational in Canada, the United States, the United Kingdom, the Netherlands and Ireland. For company updates and to learn more about Cybin, visit www.cybin.com or follow the team on Twitter, LinkedIn, YouTube and Instagram.

Investor & Media Contact:
Gabriel Fahel
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Cybin Inc.
1-866-292-4601
irteam@cybin.com – or – media@cybin.com